ToniAnn Sanzone
Chief Financial Officer

TEL +1-212-492-1191
FAX +1-212-492-8922
tsanzone@wpcarey.com

May 30, 2017

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Wilson K. Lee
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate and Commodities
100 F Street, NE
Washington, D.C. 20549-0405

Re:    W. P. Carey Inc.
Form 10-K
Filed February 24, 2017
Form 8-K
Filed February 23, 2017
File No. 001-13779

Dear Mr. Lee:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in a letter dated May 16, 2017 with respect to the Form 10-K filed February 24, 2017 and Form 8-K filed February 23, 2017 by W. P. Carey Inc. (the “Company” or “W. P. Carey”). Please note that, for the Staff’s convenience, the Company has recited the Staff’s comment in bold and provided the Company’s response immediately thereafter.

Form 8-K filed February 23, 2017
Exhibit 99.1

1.
Reference is made to the guidance you provide for AFFO for the upcoming year. We note that you provide projection guidance only on Non-GAAP information. Given the lack of similar GAAP information and quantitative reconciliation between the GAAP and Non-

Mr. Wilson K. Lee
United States Securities and Exchange Commission
May 30, 2017

GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also made to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We respectfully acknowledge the Staff’s comment. The Company believes that it has taken into account Item 10(e)(1)(i)(A) of Regulation S-K and the guidance within Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations (C&DIs) on May 17, 2016 when preparing its guidance and the related disclosure. The Company does not provide guidance with respect to the most directly comparable GAAP financial measure or provide reconciliations to GAAP from its AFFO guidance due to the inherent difficulty in quantifying certain amounts that would be necessary to provide in the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K given their unknown effect, timing, and potential significance. Examples of these amounts include impairments of assets, gains and losses from sales of assets and businesses, and depreciation and amortization from new acquisitions. In addition, certain non-recurring items may also significantly affect net income but are generally adjusted for in AFFO. Based on our historical experience, the dollar amounts of these items may be significant.

While we do provide a range of assumptions for acquisitions and dispositions in our AFFO guidance, factors such as the timing of acquisitions and dispositions, the purchase price allocation of consideration transferred to various acquired asset classes (e.g., lease intangibles, land, and building), and changes in market conditions can have a significant effect on impairment valuations, depreciation and amortization, and gain or loss on sale of assets, all of which can have a significant impact on net income but not on AFFO.

Due to the difficulty in predicting these items, the GAAP calculation of projected net income is not available for the Company without “unreasonable efforts” as provided in Item 10(e)(1)(i)(B) of Regulation S-K. In future furnished earnings releases, the Company will revise the guidance section to disclose the Company’s reliance on this “unreasonable efforts” exemption and include disclosure explaining why it does not provide guidance for net income or a quantitative reconciliation from projected AFFO guidance to net income guidance in accordance with Item 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K.

Exhibit 99.2

2.
Reference is made to your reconciliation of Consolidated Statement of Income to AFFO on page 15. Please clarify how you considered Rule 100(b) of Regulation G and the guidance within Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 in determining that such presentation is appropriate.

We respectfully acknowledge the Staff’s comment. The Company believes that it has taken into account Rule 100(b) of Regulation G and the guidance within Question 100.04 of the C&DIs when preparing the Reconciliation of Consolidated Statement of Income to AFFO table (Reconciliation).

Mr. Wilson K. Lee
United States Securities and Exchange Commission
May 30, 2017

We believe that greater prominence was placed on the GAAP financial statement amounts in the Reconciliation since it began with the GAAP basis column, and the intent of the Reconciliation was to provide full transparency to the readers on the calculation of our non-GAAP measure (AFFO). As a result, based on our interpretation of the aforementioned rules, we believe that the Reconciliation, as presented, was in accordance with Rule 100(b) of Regulation G and the guidance within Question 100.04 of the CD&Is.

However, in response to the Staff’s comments, in future filings, we will remove both subtotals and totals, as well as exclude the GAAP basis, WPC’s Pro Rata Share and AFFO columns from our Reconciliation.

3.
Reference is made to your presentation of Normalized Pro Rata Cash Net Operating Income (NOI) on page 48. Please revise in future filings to include a reconciliation to net income pursuant to Rule 100(a)(2) of Regulation G.

We respectfully acknowledge the Staff’s comment. In future filings, we will add a reconciliation from Net Income from Owned Real Estate Attributable to W. P. Carey to NOI.

Sincerely,
/s/ ToniAnn Sanzone
ToniAnn Sanzone
Chief Financial Officer

cc:	Paul Marcotrigiano, Esq. W. P. Carey Inc.

cc:	Paul Cline United States Securities and Exchange Commission
Division of Corporate Finance